

Mail Stop 3720

December 22, 2008

Mr. Richard B. Stern
President and Chief Executive Officer
TRM Corporation
12402 N.E. Marx Street
Portland, Oregon 97230

> **Re:** **TRM Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-19657**

Dear Stern:

We have reviewed your supplemental response letter dated November 25, 2008 as well as your filing and have the following comments. As noted in our comment letter dated November 10, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K

Critical Accounting Estimates
Goodwill

1. We note your response to comment 1. You determined that the fair value of your reporting unit at November 30, 2007 was greater than the carrying value by approximately $1.6 million. You took the position that a step one impairment analysis was not required at March 31 and June 30, 2008 because there were no events or circumstances that occurred that more likely than not would have reduced the fair value of the reporting unit below its carrying value. Tell us whether you took the same position at September 30, 2008. Tell us whether you expect to recognize an impairment charge in the last quarter of 2008 in connection with your November 30, 2008 annual impairment test. If this is not the case, in light of continuing operating losses, negative operating cash flows and considering the continuing decline in your stock price and market capitalization, please provide us with a detailed analysis of your significant assumptions with respect to the valuation of your

reporting unit. Your analysis should address significant risks and uncertainties underlying the recoverability of associated goodwill, including but not limited to the following.

- Whether actual cash flows in 2008 are consistent with the estimated cash flows under the income approach you used in your November 30, 2007 valuation of your reporting unit.

- Whether the estimated cash flows you used in your November 30, 2007 valuation of your reporting unit are consistent with the most recent budgets and plans approved by management.

- How you considered the effect of recent business trends and uncertainties in your estimates.

- What critical quantitative factors were used in each valuation method and their sensitivity to change in the near term.

- How you considered estimates and expectations that marketplace participants would use in their estimates of fair value.

- How you considered various valuation methodologies that could be used in testing goodwill for impairment

- Why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

- How you weight each of the methods used, including your basis for that weighting (if multiple approaches are used).

- How you bridged any discrepancy in fair value derived under various approaches.

- Whether your valuation under a market approach accounted for a control premium and your basis for measurement or adjustment.

- How the assumptions and methodologies used for goodwill impairment testing have changed since the prior year, highlighting the impact of any changes.

- Whether you use the same methodologies for impairment testing during interim periods when impairment indicators are present.

In addition, tell us in more detail why you believe that the trading price of your common stock is not indicative of your value but, rather, reflects temporary market condition for the securities of financial services companies generally.

2. We believe that your critical accounting policies and estimates section on page 32, particularly your disclosures of assessing the recoverability of goodwill, appears to be too general in nature to provide an investor with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Please expand your disclosures to describe the assumptions used, and provide information as to known trends, uncertainties in your estimates, or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods. For example, your policy note should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting unit under paragraphs 30 and 31 of SFAS 142. Given the materiality of goodwill to your financial statements as a whole, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director